

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2014

<u>Via E-mail</u>
Ziv Aviram
Chief Executive Officer
Mobileye N.V.
Har Hotzvim, 13 Hartom St.
P.O. Box 45157
Jerusalem 97775, Israel

> **Re: Mobileye N.V.**
> **Draft Registration Statement on Form F-1**
> **Submitted May 12, 2014**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted May 16, 2014**
> **CIK No. 0001607310**

Dear Mr. Aviram:

We have reviewed your draft registration statement and amendment thereto, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please note that page numbers referenced in the comments below correspond to the page numbers in the amendment submitted May 16, 2014.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1.   We note an article from WSJ.com dated May 16, 2014, reporting that you have submitted a confidential draft registration statement for an IPO and naming the underwriters of the offering. Please advise how this information became available to the press, if known.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act,

whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3.   We will process your submission and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

4.   Please supplementally provide us with copies of any graphics or artwork you intend to use in your prospectus. For guidance, refer to Question 101.02 of our Compliance and Disclosure Interpretations related to Securities Act Forms.

5.   We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

- what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

- what relevant education and ongoing training he or she has had relating to U.S. GAAP;

- the nature of his or her contractual or other relationship to you;

- whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

Market and Industry Data, page ii

6.   We note the statement that you and the selling shareholders have not independently verified any of the data from third-party sources cited in the prospectus, nor have you reviewed the underlying economic assumptions relied upon in such third-party sources. As you know, the statements in the filing are the company's and it is responsible for all

content in the registration statement. As such, please revise to avoid language that can be interpreted as a disclaimer of information contained in the filing.

7.   Please also tell us whether any of the third-party reports or publications cited in the prospectus was prepared for you.

Prospectus Summary

Company Overview, page 1

8.   Please provide support for the following assertions made several places in your submission:

- "Our technology keeps passengers safer on the roads, reduces the risks of traffic accidents, saves lives and has the potential to revolutionize the driving experience by enabling autonomous driving."

- "Our EyeQ® SoC is capable of achieving a very high throughput at a very low power consumption and very low cost."

        In addition, to the extent you have not already done so, please generally clarify when an assertion presented is the company's belief, as opposed to a verifiable fact.

9.   Please tell us how you concluded it was appropriate to include in your summary a list of the various OEMs whose vehicles incorporate, or will in the future incorporate, your products. In this regard, explain to us how the names of these companies are among the most significant aspects of the offering. Refer to Item 503(a) of Regulation S-K. Please also tell us how you concluded it was appropriate to state in certain terms that the OEMs listed here that do not already include your products in serial production of their vehicles will do so in the future. We note in this regard your risk factor on page 16 regarding the risks of cancellation, postponement, or unsuccessful implementation during the period from a design win to implementation.

Summary Risk Factors, page 6

10.   Please briefly expand the bullet point regarding your aftermarket segment to describe more specifically the "number of risks" referenced.

11.   To the extent that current major shareholders and executive officers and directors are expected to continue to hold significant influence as a result of their ownership of your ordinary shares following the offering, please provide appropriate summary and risk factor disclosure.

Corporate Information and Share Recapitalization, page 8

12.   We note that you plan to effect a reverse stock split prior to the completion of the offering. Please confirm that you will revise your financial statements and your disclosures throughout the filing to give retroactive effect to the reverse stock split. We refer you to SAB Topic 4C.

Risk Factors, page 14

General

13.   We note the disclosure on page 9 regarding potential conflicts of interest on the part of Goldman, Sachs & Co., one of the underwriters of the offering. Please include a risk factor that discusses the fact that investors are relying on a qualified independent underwriter to price the securities and conduct due diligence. Describe the conditions that led to the need to obtain a qualified independent underwriter and disclose the ownership interests of the relevant parties.

"We depend on STMicroelectronics N.V. to manufacture our EyeQ® chips," page 14

14.   Please expand this risk factor to indicate the extent of the significance of EyeQ® chips to your products. We note from disclosure elsewhere that the chips appear to be incorporated in all of your products.

"We are dependent on our Founders," page 16

15.   You disclose that under your respective service agreements with your founders, each of them will "devote his full business time and attention" to the company, subject to the understanding that Professor Shashua may spend up to 50 hours per month and Mr. Aviram may spend up to 20 hours per month on other specified academic and business activities. Please revise to avoid suggesting that your founders are obligated to devote their "full business time and attention" to your business, given the apparent extent of the exception to this commitment. In addition, clarify here whether the time your founders devote to OrCam Technologies Ltd. is counted toward the total hours per month they may spend on other business activities outside Mobileye, as appears to be the case from your disclosure on page 96.

"We depend on licenses for certain technologies from third parties…," page 17

16.   To the extent you rely materially on any individual third-party license or interrelated group of licenses, please revise this risk factor to indicate the extent of such reliance, and expand your Business disclosure to discuss the intellectual property and/or technology that you license from third parties and the material terms of the applicable license

arrangements. We note in this regard the statement on page 72 that you integrate certain third-party technologies into your products, including the central processing unit core of your EyeQ® chips, through license and technology transfer agreements. Please also tell us what consideration you gave to filing any such material licenses as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Use of Proceeds, page 35

17.   You disclose that you intend to use a to-be-specified dollar amount of the net proceeds to the company from the offering to purchase EyeQ® chips and Mobileye 5-Series aftermarket inventory, and that you will use the balance for "general corporate purpose, which may include working capital and capital expenditures." Please consider revising to provide more meaningful disclosure regarding your anticipated use of a portion of the net proceeds for general corporate purposes. Further, to the extent that you do not have current specific plans for a significant portion of the net proceeds, please discuss the principal reasons for the offering. Refer to Item 3.C.1 of Form 20-F.

Capitalization, page 37

18.   Please revise your disclosure under bullet number two to describe the adjustments given effect to in conjunction with the Share Recapitalization.

Selected Financial Data, page 39

19.   Please revise your disclosures to include total assets. We refer you to Item 3.A.2 of Form 20-F.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 41

20.   The overview provided offers little insight into how management evaluates the company's performance. Please revise the overview to provide a more informative executive level discussion that addresses how management evaluates your financial condition and operating results. An expanded overview could include, for example, your prospects for future growth, material opportunities, and any known trends, demands, commitments, or uncertainties and their impact on your liquidity, capital resources, or results of operations, and material risks and challenges facing the company. Refer to Section III.A of SEC Release No. 33-8350 for additional guidance.

Factors Affecting Our Operating Results

Financial Income (Expenses), net, page 44

21.   We note your disclosure that interest income from debentures and money market funds impact this operating result category, yet per your disclosure on page 54 and the Consolidated Statement of Operations on page F-5 that interest income is segregated from financial income (expense). Please segregate your discussion of interest income here from your discussion of financial income (expense).

Option Valuations, page 46

22.   Please revise to move the disclosures under the Option Valuations and Ordinary Share Valuations sections to the Critical Accounting Policy section of the filing.

23.   We note your disclosure on page F-33 that the Company granted options subsequent to December 31, 2013. Please provide in your response the information provided in the table on page 47 as well as a summary of the methodologies and assumptions used at each grant date similar to the disclosure on page 49. Please provide us with updates on any additional share-based awards through the date of effectiveness.

Ordinary Share Valuations, page 47

24.   Please revise your disclosure to include a statement that the estimates of the fair value of your ordinary shares will not be necessary in the future once the underlying shares begin trading upon completion of the initial public offering.

25.   We note that for your October 2013 grant you used the enterprise value derived from the purchase of Series F preferred stock in August 2013. Please explain your basis for using the August enterprise value to value the October 2013 grant. As part of your response, tell us whether there were any significant intervening events or conditions identified between August 2013 and October 2013.

26.   For share-based awards granted subsequent to the most recent balance sheet date presented in the registration statement, if material, please revise your disclosure to include the expected impact the additional grants will have on your financial statements.

Segment Information, page 50

27.   You state throughout the filing that your "direct customer" in the OEM segment is the Tier 1 company. Please further explain in an appropriate place in MD&A and/or Business what being your direct customer entails, for example, whether the Tier 1 companies (and not the OEMs) generally contract directly with you and are responsible

for paying your fees. Clarify what, if any obligations, the OEMs generally owe to you and vice-versa under your typical commercial arrangements.

Comparison of Results of Operations for 2013, 2012 and 2011

Major Customers, page 52

28.   You state here that your sales to any single Tier 1 company typically cover more than one OEM and more than one production model program and "therefore [you] view major customers on the OEM level." Please clarify whether you mean you "also" view major customers on the OEM level, i.e., in addition to viewing certain Tier 1 direct customers as your major customers. In this regard, tell us whether the major customer disclosure on page F-32 relates solely to Tier 1 customers or also to OEMs, and tell us why you have not referenced in your MD&A disclosure regarding major customers the Customer C that accounted for 11% of 2013 revenues and the Customer A that accounted for 10% of 2011 revenues as disclosed on page F-32.

29.   Further, explain the amounts included in the revenues attributable to OEMs in your disclosure on page 52, for example, whether these amounts include only those revenues payable by your Tier 1 customers when they sell your products to OEMs, or whether they also include amounts payable to you directly by the OEMs. We note in this regard your statement on page 74 that during the period before your product is included in serial production by an OEM, you receive revenues from the OEM for selling testing equipment for evaluation purposes and customization.

Liquidity and Capital Resources

Cash Flows, page 57

30.   Your disclosures indicate that the increase in operating cash flows was due primarily to cash from receivables due to increased revenues. Please explain the basis for your disclosure that there was an increase in cash from receivables considering that the change in receivables resulted in a decrease in operating cash flows in all periods presented in your Consolidated Statement of Cash Flows.

Business

Overview, page 62

31.   You indicate several times in the filing that your proprietary software algorithms and EyeQ® chips perform detailed interpretations of the visual field in order to anticipate possible collisions with other "licensed" vehicles. Please explain what is meant by "licensed" in this context, and whether your technology senses unlicensed vehicles as well.

Our Customers

OEMs, page 73

32.   Please advise whether you have historically entered into any production agreements with respect to a vehicle model, but your products were not ultimately included in serial production of the subject vehicle. In this regard, your disclosures here and on page 2 regarding the nature of your relationships with OEMs suggest that entry into a production agreement guarantees eventual inclusion of your product in the subject vehicle.

33.   You disclose that two of your Tier 1 customers represented 34% and 18% of your total revenues for 2013. Please tell us how you concluded you were not required to file any of your material agreements with your major Tier 1 customers as exhibits to the registration statement pursuant to Item 601(b)(10) of Regulation S-K. In this regard, we acknowledge your disclosure on page 18 that you have separate contracts for each vehicle model that incorporates your products, but please tell us how you determined you are not substantially dependent on any individual contract or interrelated group of contracts.

Aftermarket Customers, page 75

34.   In the paragraph discussing insurance customers, you cite to a 2013 study for Israel's Finance Ministry. Please clarify who prepared the study.

Manufacturing, page 77

35.   Please disclose, if known, the timeframe for your anticipated establishment of an assembly line in Israel to be primarily responsible for assembling your aftermarket products and providing other services, as noted in the second paragraph on page 78. In addition, please disclose in MD&A if appropriate any material expenditures anticipated in connection with establishing an assembly line in Israel.

Management

Officer and Director Compensation, page 88

36.   We note that you have disclosed compensation paid to your executive officers and directors on an aggregate basis. Please supplementally confirm to us that you are not required to disclose the annual compensation of your executive officers and directors on an individual basis under Dutch or Israeli law and that you have not otherwise publicly disclosed this information. See Item 6.B of Form 20-F.

Principal and Selling Shareholders, page 92

37.   Footnotes 1, 2, 3 and 11 to the table identify individuals who hold voting and dispositive or investment power over the referenced shares. Please note that the definition of beneficial ownership set forth in General Instruction F to Form 20-F considers economic interest in addition to voting and dispositive power, and revise your beneficial ownership disclosure accordingly, if necessary.

38.   Once the selling shareholders are identified, please advise whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers. Any selling shareholder registered as a broker-dealer who did not receive their securities as compensation for investment banking or similar services should be identified as an underwriter. With respect to an**y** selling shareholder that is an affiliate of a broker-dealer, disclose this status and state whether at the time of the purchase of the securities to be resold, the shareholder purchased in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are not able to so represent, please identify the selling shareholder as an underwriter.

39.   Footnote 3 to the table disclaims beneficial ownership of the shares held by the BlackRock Funds. Please remove the disclaimers of beneficial ownership with respect to the individual who holds voting and dispositive power over the shares in question, or provide us with a legal analysis supporting your belief that these disclaimers are appropriate.

40.   Please provide information as to the portion of each class of securities held in the U.S. and the number of record holders in the U.S. See Item 7.A.2 of Form 20-F.

Certain Relationships and Related Party Transactions, page 95

General

41.   Please tell us why you have not disclosed as a related party transaction the August 2013 investment transaction discussed at the bottom of page F-21, as it appears to involve the company and then-existing shareholders of the company. Please also supplementally explain to us the general purpose and effect of this transaction.

Registration Rights Agreement, page 95

42.   Please name the related parties who are party to the registration rights agreement.

U.S. Federal Income Tax Considerations, page 120

43.   Please confirm, and consider revising your disclosure as appropriate, to clarify that you address in this section all material U.S. federal income tax consequences and

considerations relating to the acquisition, ownership, and disposition of your ordinary shares by U.S. holders. In this regard, we note that the headings for your discussions of Dutch and Israeli tax considerations include the word "material." In addition, please clarify throughout your discussion of tax considerations the extent to which your disclosures represent the opinions of counsel.

Enforcement of Judgments, page 135

44.   Please state whether Israel has a treaty or other form of reciprocity with either the United States or Netherlands.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2 Significant Accounting Policies

p. Revenue recognition, page F-12

45.   Please revise your disclosures to include a discussion of any rights of return available to your customers, and how these rights affect your revenue recognition policy. We refer you to ASC 605-15-25-1.

Note 8 Equity, page F-19

46.   We note your disclosure on page F-23 regarding the options issued to officers that are subject to acceleration upon an exit event which, according to your disclosures on page 50, includes this offering. Please tell us how you are accounting for these options and explain how the acceleration at the IPO impacts your accounting. Please refer to the authoritative guidance that supports your accounting.

Note 9 Earnings (Loss) per Class A Ordinary Share, page F-24

47.   We note that you have reduced earnings per share for the $82 million benefit to participating shareholders related to the transaction disclosed on page F-21. Please describe for us in greater detail the nature and purpose of the investment transaction. Tell us how you accounted for the transaction as well as the resulting impact on earnings per share and refer to the authoritative guidance you relied upon. As part of your response, tell us how you considered the guidance in ASC 260-10-S99-2 and ASC 470-20. Also, please provide us with your calculation for the $82 million adjustment.

Note 10 Taxes on Income, page F-26

48.   Please revise to disclose the undistributed income that is currently reinvested as of
        December 31, 2013. Also, revise to disclose the amount of the unrecognized deferred tax
        liability or include a statement that such determination is not practicable. We refer you to
        ASC 740-30-50-2.

49.   We note the rollforward of uncertain tax position refers to "additions to uncertain
        positions." Please tell us how you considered the disclosure requirements in ASC 740-
        10-50-15A. In this regard, it is unclear to us whether the line item "additions to uncertain
        positions" is net of all of the items noted in paragraph (a).

50.   Please revise the last line item description in the income tax rate reconciliation table on
        page F-28 to read "Tax benefit (taxes) on income as reported in the statements of
        operations".

Part II

Item 7. Recent Sales of Unregistered Securities

51.   You disclose that your unregistered issuances were made in reliance on the exemption
        provided by Section 4(a)(2) of the Securities Act. Please clarify, if accurate, that the
        investors in these transactions were accredited.

General

        If you intend to respond to these comments with an amended draft registration statement,
please submit it and any associated correspondence in accordance with the guidance we provide
in the Division's October 11, 2012 announcement on the SEC website at
http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in
accordance with our December 1, 2011 policy
(http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you
intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the
correspondence you submit on EDGAR, please properly mark that information in each of your
confidential submissions to us so we do not repeat or refer to that information in our comment
letters to you.

You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Attorney-Advisor, at (202) 551-3483 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Craig D. Wilson
for
Barbara C. Jacobs
Assistant Director

cc: <u>Via E-mail</u>
        James R. Tanenbaum
        Morrison & Foerster LLP